						Exhibit 12.1

NASH FINCH COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended					24 Weeks Ended
	Dec. 29,	Jan. 3,	Jan. 2,	Jan. 1,	Dec. 31,	Jun 18,	Jun 16,
(In thousands, except ratios)	2007	2009	2010	2011	2011	2011	2012

Fixed Charges:
Interest expense on	$28,088	26,466	24,372	23,403	24,894	10,814	10,598
Indebtedness

Rent expense (1/3 of total	7,008	7,299	8,565	8,164	6,400	3,035	3,067
rent expense)

Total fixed charges	$35,096	33,765	32,937	31,567	31,294	13,849	13,665

Earnings:
Income (loss) before	$53,015	53,791	23,750	72,126	58,428	28,984	(104,231)
provision for income taxes

Fixed charges	35,096	33,765	32,937	31,567	31,294	13,849	13,665

Total earnings (loss)	$88,111	87,556	56,687	103,693	89,722	42,833	(90,566)

Ratio	2.51x	2.59x	1.72x	3.28x	2.87x	3.09x	-6.63x